

<u>Mail Stop 3010</u>

October 20, 2009

Mr. Sal Gilbertie, President
Teucrium Trading, LLC
232 Hidden Lake Road, Building A
Brattleboro, Vermont 05301

> **Re:** **Teucrium Commodity Trust**
> **Registration Statement on Form S-1**
> **Filed September 21, 2009**
> **File No. 333-162033**

Dear Mr. Gilbertie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

2.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all sales materials proposed to be transmitted to prospective investors, orally or in writing. Please also submit information planned for inclusion on your website. Please be aware that we will need time to review these materials. In addition, note that sales materials must set

forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.

3.   We note that you do not expect to terminate this offering until all of the registered shares have been sold; however, please note that Item 501(b)(8) of Regulation S-K requires you to clearly disclose when the offering will end. Please revise. Refer to Rule 415 of Regulation C.

4.   We note that you were formed in September 2009. Please revise your disclosure to clearly identify, if true, that your sponsor is your only promoter. Please also provide the nature and amount of anything of value received or to be received, directly or indirectly, by your promoters as required by Item 404(c) of Regulation S-K. See also Rule 405 of Regulation C.

Front Cover Page of the Prospectus:

5.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.

Prospectus Summary

Overview of the Fund, page 1

6.   We note that you may invest in corn-based products other than the three corn futures contracts comprising your benchmark.   Please revise your disclosure under this subheading to explain in greater detail how investment in "Other Corn Interests" satisfies your stated objective for NAV to reflect the weighted average of your benchmark contracts. Include in such discussion additional disclosure to explain the correlation between these other types of futures contracts. Please also disclose whether there are any limits on your ability to invest in "Other Corn Interests."

7.   We note your statement on page 4 that your redemption baskets are expected to be worth "millions of dollars." Please describe to us in detail your basis for this belief. Please note that this comment applies to all unsupported statements throughout your prospectus.

Breakeven Analysis, page 8

8.   Revise your disclosure under this subheading to explain why you have assumed an initial investment per share of $50 in this section when you have proposed a maximum offering price per share of $25 on the cover of the registration statement.

The Offering

Operation of the Fund, page 39

9.   Please revise to discuss in greater detail whether your sponsor exercises any discretion in connection with its technical trading program to have NAV reflect the stated weighted average of the benchmark contracts. Please also clarify under this subheading that your sponsor does not plan to employ an independent trading advisor.

Benchmark Performance, page 46

10.   With regard to the data from the CME Group, please advise:

- that you confirmed that the data reflects the most recent available information;
- whether the data is publicly available; and
- whether you paid for the compilation of the data.

Plan of Distribution

Marketing Agents and Authorized Purchasers, page 53

11.   Please identify all authorized participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

12.   We note your disclosure under this subheading that your authorized purchasers may be deemed statutory underwriters. Please revise your disclosure under this subheading to clarify that any difference between the purchase price paid by the IAP and the unit price received in the secondary market may be deemed underwriting compensation.

The Sponsor Has Conflicts of Interest, page 70

13.   We note your disclosure in this section that the sponsor's principals, officers and employees do not devote their time exclusively to you. Please revise your narrative to disclose the amount of time you anticipate they will devote to you and whether they are also involved in the management of other programs.

Part II

Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page 2

14.   We note your disclosure that you sold four units of your shares to your sponsor on September 11, 2009 for a purchase price of $100. Please disclose the exemption from registration and the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 2

15.   We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

16.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Signatures, page 5

17.   Please revise to include all signatures in accordance with the guidance set forth in Form S-1, including your principal financial officer and controller or principal accounting officer. Please note that if a signatory occupies more than one position, you should indicate each capacity in which he or she signs the registration statement.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: W. Thomas Conner, Esq.
        Sutherland Asbill & Brennan LLP *(via facsimile)*